[Letterhead of Davis Polk & Wardwell LLP]

Martin A. Wellington

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2018 tel 650 752 3618 fax martin.wellington@davispolk.com

May 25, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N. E.

Washington, D.C. 20459-7010

Attention:	Mr. Larry Spirgel, Assistant Director

Mr. Paul Fischer, Staff Attorney

Ms. Celeste M. Murphy, Legal Branch Chief

Ms. Sharon Virga, Staff Accountant

Mr. Dean Suehiro, Senior Staff Accountant

Re:	Pandora Media, Inc.

Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-172215)

Filed April 26, 2011

Ladies and Gentlemen:

We are submitting this letter on behalf of Pandora Media, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 5, 2011 (the “Comment Letter”) relating to the above-referenced Amendment No. 3 (“Amendment No. 3”), filed April 26, 2011, to the registration statement on Form S-1 of the Company (the “Registration Statement”), originally filed February 11, 2011, and the prospectus contained therein. Since receiving the Comment Letter, the Company has filed interim correspondence with the Commission relating to Comment 1 of the Comment Letter on each of May 10, 17 and 20, 2011. Pursuant to our conversation with the Staff on May 24, 2011, we understand that the Staff has no further comments with respect to Comment 1. The balance of this letter contains the Company’s responses to Comments 2 through 4 of the Comment Letter.

In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 4 (“Amendment No. 4”) to the Registration Statement, including the prospectus contained therein. In addition to responding to Comment Letter, Amendment No. 4 generally updates the prospectus, including the inclusion of the Company’s unaudited financial statements for the three months ended April 30, 2011 and related disclosure. For your convenience, we are providing by

2	May 25, 2011

overnight delivery to the Staff a courtesy package which includes 10 copies of Amendment No. 4, five of which have been marked to show changes from Amendment No. 3.

For ease of review, we have set forth below each of the comments numbered 2 through 4 as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Amendment No. 4, except as otherwise noted.

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2.	We note your response to comment six from our letter dated April 13, 2011. We anticipate receiving your discussion of each significant factor contributing to the difference between the fair value of the common stock as of the date of each grant for the options and restricted stock awards and the estimated IPO price in an amendment after the IPO price range has been determined.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include, in a subsequent amendment to the Registration Statement, responsive disclosure upon inclusion of the offering price range.

Financial Statements

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Net Income (Loss) Per Share, page F-8

3.	We note your response to comment ten from our letter dated April 13, 2011. We anticipate your disclosure of the impact of dividends in the pro forma stockholders’ equity or the pro forma net income (loss) per share in a future amendment after an estimated price range per share for the offering has been determined.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include, in a subsequent amendment to the Registration Statement, responsive disclosure upon inclusion of the offering price range.

Part II

Recent Sales of Unregistered Securities

4.	We note your response to comment 11 from our letter dated April 13, 2011, and the revisions you have made in Part II at page 1I-3. Please revise to include the aggregate value of the consideration received for the 50,000 shares issued on July 21, 2010. Please refer to Item 701(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-3.

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3	May 25, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2018 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Martin A. Wellington
Martin A. Wellington, Esq.

Enclosures

cc:	Mr. Joseph Kennedy, Pandora Media, Inc.

Mr. Steven Cakebread, Pandora Media, Inc.

Ms. Delida A. Costin, Esq., Pandora Media, Inc.

Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation

Mr. Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation